SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on October 5, 2006, relating to the tender offer (the “Millennium Offer”) made by Sidney Acquisitions ULC (“Sidney”), an Alberta unlimited liability corporation and an indirect wholly-owned subsidiary of Millennium Pharmaceuticals, Inc. (“Millennium” and together with Sidney, the “Offerors”), a Delaware corporation, for all of the common shares of AnorMED Inc. The terms and conditions of the Millennium Offer are set forth in the Offer to Purchase for Cash and Circular of the Offerors, dated October 5, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on October 5, 2006.
     In connection with the Millennium Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated October 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular has been mailed to AnorMED shareholders, was filed as Exhibit (a)(2)(A) to the initial filing of this Statement, and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.
Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
     Item 7 is hereby amended and supplemented as follows:
     On October 11, 2006, AnorMED Inc. announced that it received an irrevocable offer from Genzyme Corporation and its wholly owned subsidiary, Dematal Corp., to enter into the agreed upon form of support agreement whereby Dematal will, subject to certain conditions, amend its tender offer to acquire all of the outstanding shares of AnorMED by, among other things:
•	increasing the price offered from US$8.55 per share to US$13.50 per share; and

•	extending the expiry date to November 1, 2006.
     Genzyme and Dematal have agreed to enter into the support agreement prior to the earlier of (i) 5:30 p.m. (Boston time) on October 17, 2006 and (ii) 12 hours following the termination of AnorMED’s support agreement with Millennium. This obligation is conditional upon the prior satisfaction of certain conditions, including:
•	AnorMED not being in breach of any of the covenants, representations and warranties in the support agreement;

•	no material adverse change (as defined) having occurred; and

•	shareholder support agreements having been entered into with Kenneth Galbraith, the Chairman and Interim Chief Executive Officer of AnorMED and the Baker Bros. affiliates.
     Under the terms of the support agreement with Millennium, AnorMED may withdraw, modify or change its support regarding Millennium’s October 5, 2006 tender offer of US$12.00 per share in cash, or approve, recommend or enter into an agreement in respect of a superior proposal, only if AnorMED’s Board of Directors receives a superior proposal prior to the expiry of the Millennium tender offer. Millennium has the right to match any such superior proposal made by another bidder. If AnorMED’s Board of Directors accepts a superior proposal after Millennium decides not to match such a proposal, Millennium may be entitled to a payment of US$19.5 million from AnorMED.
     AnorMED has notified Millennium of its Board’s determination that Genzyme’s and Dematal’s offer is a superior proposal. AnorMED has given Millennium three business days’ advance notice as required pursuant the terms of the support agreement prior to the taking of any action by AnorMED’s Board of Directors to withdraw, modify or change its recommendation regarding Millennium’s tender offer and to approve or recommend or enter into an agreement in respect of Genzyme’s and Dematal’s offer. Millennium has until such time to make adjustments to the terms and conditions of its support agreement with AnorMED and to its tender offer to enable Millennium to proceed with its tender offer. AnorMED’s Board of Directors is required to review any proposal by Millennium to amend its tender offer in order to determine, after receiving the advice of its financial and outside legal advisors, whether Millennium’s proposal to amend its offer would result in Genzyme’s proposal no longer being a superior proposal.
     A copy of AnorMED’s press release, dated October 11, 2006, with respect to the matters described above is attached hereto as Exhibit (a)(2)(D). The section of the press release entitled “FORWARD LOOKING STATEMENTS” is hereby incorporated herein by reference.
Item 9. EXHIBITS

Exhibit	Description
(a)(2)(D)	News release, dated October 11, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: October 11, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)*	Directors’ Circular, dated October 5, 2006

(a)(2)(B)*	Press release of AnorMED Inc., dated October 5, 2006

(a)(2)(C)*	News release, dated October 10, 2006

(a)(2)(D)	News release, dated October 11, 2006

(e)(1)*	Support Agreement, dated as of September 26, 2006, between the Company and Millennium (previously filed with the SEC on Schedule 14D-9 on September 29, 2006)

(e)(2)*	Shareholder Support Agreement, dated as of September 26, 2006, between Felix Baker and Millennium

(e)(3)*	Shareholder Support Agreement, dated as of September 26, 2006, between Kenneth Galbraith and Millennium

(g)(1)*	Information Agent Script for Outgoing Calls (previously filed with the SEC on Schedule 14D-9 on October 2, 2006)

(g)(2)*	Information Agent Script for Incoming Calls (previously filed with the SEC on Schedule 14D-9 on October 5, 2006)

*Previously filed.